UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Instructure, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45781U103
(CUSIP Number)

Rivulet Capital, LLC 55 West 46th Street, Suite 2202 New York, New York 10036 Telephone- 212-756-8680
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45781U103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rivulet Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

487,685

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

487,685

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

487,685

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.27%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	45781U103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Barry Lebovits

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

487,685

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

487,685

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
487,685

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.27%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	45781U103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Joshua Kuntz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

487,685

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

487,685

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
487,685

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.27%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	45781U103

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Instructure, Inc., a Delaware corporation with its principal executive offices located at 6330 South 3000 East, Suite 700, Salt Lake City, Utah 84121 (the “Issuer”).

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is being filed jointly by (i) Rivulet Capital, LLC, a Delaware limited liability company, (ii) Joshua Kuntz, a United States citizen and (iii) Barry Lebovits, a United States citizen (collectively, the “Reporting Persons”).

The principal business address of the Reporting Persons is 55 West 46th Street, Suite 2202, New York New York 10036.

Joshua Kuntz and Barry Lebovits are the co-managing members of Rivulet Capital, LLC, an investment management firm.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the shares beneficially owned by the Reporting Persons came from the working capital of clients of Rivulet Capital, LLC.

No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

As a result of the sale by the Reporting Persons of certain Common Stock for portfolio management purposes, the beneficial ownership of the Reporting Persons fell to below five percent of the outstanding Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)

As of the date hereof, Rivulet Capital, LLC, Joshua Kuntz and Barry Lebovits may be deemed to be the beneficial owner of 487,685 shares of Common Stock or 1.27% of the shares of the Common Stock of the Issuer based on 38,263,210 shares of Common Stock issued and outstanding as of February 24, 2020 as reported in the Issuer’s 10-K filed on February 28, 2020.

Each of Rivulet Capital, LLC, Joshua Kuntz and Barry Lebovits has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 487,685 shares of Common Stock.

Each of Rivulet Capital, LLC, Joshua Kuntz and Barry Lebovits has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 487,685 shares of Common Stock.

The transactions in the Common Stock by the Reporting Persons during the past sixty days are set forth in Exhibit B.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.	Material to be Filed as Exhibits.

An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

The Schedule of Transactions in Common Stock is filed herewith as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2020
(Date)

RIVULET CAPITAL, LLC

By:	/s/ Barry Lebovits
Barry Lebovits, Co-Managing Member

/s/ Barry Lebovits
BARRY LEBOVITS

/s/ Joshua Kuntz
JOSHUA KUNTZ

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D Amendment No. 2, dated March 5, 2020 relating to the Common Stock, par value $0.0001 per share of Instructure, Inc. shall be filed on behalf of the undersigned.

March 6, 2020
(Date)

RIVULET CAPITAL, LLC

By:	/s/ Barry Lebovits
Barry Lebovits, Co-Managing Member

/s/ Barry Lebovits
BARRY LEBOVITS

/s/ Joshua Kuntz
JOSHUA KUNTZ

Exhibit B

TRANSACTIONS IN THE ISSUER BY THE REPORTING PERSONS

DURING THE PAST SIXTY DAYS

DATE	SECURITY	Transaction	AMOUNT	PRICE
2/3/2020	Common Stock, par value $0.0001	Sell	950	48.468
2/12/2020	Common Stock, par value $0.0001	Buy	400	47.475
3/2/2020	Common Stock, par value $0.0001	Buy	50	48.758
3/2/2020	Common Stock, par value $0.0001	Sell	6,350	48.761
3/5/2020	Common Stock, par value $0.0001	Sell	1,471,200	48.776